UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Great Lakes Dredge & Dock Corporation

(Name of Subject Company (Issuer))

Huron MergeCo., Inc.

(Name of Filing Persons (Offeror))

Saltchuk Resources, Inc.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York, 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 4, 2026 (as it may be further amended or supplemented from time to time, the “Schedule TO”), with respect to the cash tender offer (the “Offer”) made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), of Great Lakes Dredge & Dock Corporation (“GLDD”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser, and GLDD (as it may be amended or supplemented from time to time, the “Merger Agreement”), for $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholdings (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase or the Schedule TO, as applicable. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following three paragraphs:

“The Offer and withdrawal rights expired one minute past 11:59 p.m. New York City time on March 31, 2026 (the “Expiration Time”). Based on the final information provided by the Depositary and Paying Agent as of the Expiration Time, 53,738,558 Shares were validly tendered in the Offer and not validly withdrawn, representing approximately 79.88% of all outstanding Shares. As a result, the Minimum Tender Condition has been satisfied. As the Minimum Tender Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware on April 1, 2026, Purchaser was merged with and into GLDD through a merger under Section 251(h) of the DGCL, with GLDD surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time other than Shares (i) held by GLDD in treasury or owned of record by GLDD or any subsidiary of GLDD and Shares owned of record by Parent, Purchaser (including Shares irrevocably accepted for payment by Purchaser in the Offer) or any of their respective wholly-owned subsidiaries (in each case, other than those held on behalf of any third party), which shall be canceled and cease to exist, with no payment being made with respect thereto and (ii) held by any GLDD Stockholders who have properly demanded appraisal rights of such Shares in all respects under, and who comply with, Section 262 of the DGCL and have not validly revoked such demand, was converted into the right to receive the Merger Consideration, without interest, and subject to any required tax withholdings. All Shares converted into the right to receive the Merger Consideration ceased to be outstanding and were automatically cancelled and ceased to exist. Following the Merger, the Shares will be delisted and cease to be traded on Nasdaq.

On April 1, 2026, GLDD and Parent issued a joint press release announcing the successful completion of the Offer and the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Index No.

(a)(5)(iv)	Joint Press Release of Great Lakes Dredge & Dock Corporation and Saltchuk Resources, Inc., issued on April 1, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2026

HURON MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO